[redacted]

SEC Mail Processing Section
FEB 27 2012
Washington, DC
123

SEC 12013333 ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8-66615

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2011** (MM/DD/YY) AND ENDING **December 31, 2011** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Marks Baughan Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Tower Bridge, Suite 275
(No. and Street)

Conshohocken	**PA**	**19428**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel B. Pina, CFO and FinOP — **610-572-1012**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana Carr O'Connor & Lynam, LLP
(Name – *if individual, state last, first, middle name*)

1500 Lancaster Avenue	**Paoli**	**PA**	**19301**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **James Marks**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Marks Baughan Securities, LLC**, as of **December 31**, 20**11**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
LISA JARVIS
Notary Public
W. CONSHOHOCKEN BORO, MONTGOMERY CNTY
My Commission Expires Mar 4, 2013

Signature

President

Title

2/24/2012

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **Not Applicable**
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. **Not Applicable**
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. **Not Applicable**
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. **Not Applicable**
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. **Not Applicable**
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. **Not Applicable**
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. **Not Applicable**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Report

MARKS BAUGHAN SECURITIES, LLC

December 31, 2011 and 2010

Sienna Carr O'Connor & Lynam, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Financial Report

MARKS BAUGHAN SECURITIES, LLC

December 31, 2011 and 2010

SIANA CARR O'CONNOR & LYNAM, LLP

CERTIFIED PUBLIC ACCOUNTANTS

MARKS BAUGHAN SECURITIES, LLC

Financial Statements and Supplementary Financial Information

For the Years Ended December 31, 2011 and 2010

and

INDEPENDENT AUDITOR'S REPORT

INDEX

SIANA CARR O'CONNOR & LYNAM, LLP

Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

Phone: 610-296-4200 * Fax: 610-296-3659
www.scolcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Members
Marks Baughan Securities, LLC
Conshohocken, Pennsylvania

We have audited the accompanying statements of financial condition of Marks Baughan Securities, LLC as of December 31, 2011 and 2010, and the related statements of operations, members' equity, and cash flows for the years then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marks Baughan Securities, LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedules I, II and III and Notes to Supplementary Schedules required by rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Siana Carr O'Connor & Lynam, LLP
SIANA CARR O'CONNOR & LYNAM, LLP

February 7, 2012

MARKS BAUGHAN SECURITIES, LLC
Statements of Financial Condition
December 31, 2011 and 2010

Assets	2011	2010
Cash	$332,876	$2,697,402
Accounts receivable	153,964	31,512
Property and equipment, net	37,185	48,921
Prepaid expenses	11,292	7,730
Total assets	$535,317	$2,785,565

Liabilities and members' equity		
Liabilities:		
Accounts payable and accrued expenses	$ 87,468	$1,759,390
Related party payable	17,698	22,890
Deferred revenue	81,986	31,944
Total liabilities	187,152	1,814,224
Members' equity	348,165	971,341
Total liabilities and members' equity	$535,317	$2,785,565

(The accompanying notes are an integral part of these financial statements.)

MARKS BAUGHAN SECURITIES, LLC
Statements of Operations
For the Years Ended December 31, 2011 and 2010

	2011	2010
Revenues:		
Fee revenues	$1,701,208	$7,127,060
Interest income	1,607	10,376
Total revenues	1,702,815	7,137,436
Expenses:		
Salaries, benefits and guaranteed payments	1,752,126	5,982,434
Other expenses	382,200	397,405
Occupancy and equipment	161,111	215,584
Communications and data processing	30,454	32,733
Interest expense	100	75
Total expenses	2,325,991	6,628,231
Net income (loss)	$ (623,176)	$ 509,205

(The accompanying notes are an integral part of these financial statements.)

MARKS BAUGHAN SECURITIES, LLC
Statements of Members' Equity
For the Years Ended December 31, 2011 and 2010

Balance - December 31, 2009	$ 422,136
Capital contributions	40,000
Net income	509,205
Balance - December 31, 2010	971,341
Net loss	(623,176)
Balance - December 31, 2011	$ 348,165

(The accompanying notes are an integral part of these financial statements.)

MARKS BAUGHAN SECURITIES, LLC
Statements of Cash Flows
For the Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net income (loss)	$ (623,176)	$ 509,205
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	15,917	56,474
(Increase) decrease in:		
Accounts receivable	(122,452)	43,963
Prepaid expenses	(3,562)	(461)
Increase (decrease) in:		
Accounts payable and accrued expenses	(1,671,922)	1,655,719
Related party payable	(5,192)	(7,676)
Deferred revenue	50,042	31,944
Net cash provided (used) by operating activities	(2,360,345)	2,289,168
Cash flows from investing activities:		
Purchase of property and equipment	(4,181)	(55,279)
Net cash used by investing activities	(4,181)	(55,279)
Cash flows from financing activities:		
Capital contributions	-0-	40,000
Net cash provided by financing activities	-0-	40,000
Net increase (decrease) in cash	(2,364,526)	2,273,889
Cash - beginning of year	2,697,402	423,513
Cash - end of year	$ 332,876	$2,697,402

(The accompanying notes are an integral part of these financial statements.)

(1) NATURE OF OPERATIONS

Marks Baughan Securities, LLC (the Company) was organized as Marks Baughan & Co., LLC on March 9, 2004 and changed its name on May 10, 2007. The Company provides merger and acquisition and related advisory services, as well as private placement services to companies nationwide with a focus on the Philadelphia and mid-Atlantic regions. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable

The Company carries accounts receivable at cost. Management considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been recorded. Management regularly assesses the collectibility of receivables based on contractual terms and payment history. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue recognition

Fee revenue consists of merger and acquisition advisory fees, which are recognized once the transaction has been completed and the income is reasonably determinable, and retainers, which are recognized as earned over the term of the agreement.

Depreciation

Depreciation is provided on a straight-line basis over the assets' estimated useful lives ranging from two to seven years. Depreciation expense for the years ended December 31, 2011 and 2010 was $15,917 and $56,474, respectively.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

The Company has elected under the Internal Revenue Code to be a non-taxpaying entity (a partnership) for federal and state income tax purposes. Earnings and losses are included in the members' personal income tax returns.

Guaranteed payments to members

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as Company expenses rather than as allocations of Company net income.

(3) PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2011	2010
Computer equipment	$ 80,076	$ 117,660
Software	37,914	54,741
Furniture and fixtures	55,306	53,495
Website	6,575	6,575
	179,871	232,471
Less: accumulated depreciation	(142,686)	(183,550)
	$ 37,185	$ 48,921

(4) COMMITMENTS AND CONTINGENCIES

Operating leases

The Company subleases office space from an entity related through common ownership and management under an agreement expiring on August 31, 2013. The agreement requires the Company to pay a percentage of the rent, operating expenses, real estate taxes and other fees paid by the related party under its lease agreement. The Company also has two automobile leases one which expired in 2011 and the other which expires in 2014. In addition, in January 2009, the Company entered into a three year lease for office space in Minnesota, commencing February 1, 2009. This lease was amended in March, 2011 and was extended through January 31, 2014. The lease requires the Company to pay rent, and its proportionate share of real estate taxes and common area maintenance expenses.

(4) COMMITMENTS AND CONTINGENCIES (CONTINUED)

At December 31, 2011, future minimum lease payments (including those accrued in the amount of $11,636 at December 31, 2011) under the operating leases are as follows:

2012	$144,512
2013	104,896
2014	8,433
	$257,841

Rent expense, including operating expenses, real estate taxes and other fees, under the sublease and office lease for the years ended December 31, 2011 and 2010 was $143,101 and $152,462, respectively. At December 31, 2011 and 2010, the Company had $11,636 and $16,088, respectively, due to the related party relating to the sublease.

Lease expense for the automobiles was $24,701 and $23,886 for 2011 and 2010, respectively.

(5) RELATED PARTY TRANSACTIONS

Expense sharing

During the years ended December 31, 2011 and 2010, the Company reimbursed an entity related through common ownership and management for the Company's allocated share of certain operating expenses paid by this entity. At December 31, 2011 and 2010, the Company had $6,062 and $6,802, respectively, due to the related party for expenses that were not yet reimbursed.

Operating lease

As disclosed in Note 4, the Company subleases office space from an entity related through common ownership and management.

Management fee

During the year ended December 31, 2011, the Company provided various services to an entity related through common ownership and management. Fees charged to this entity were $80,000 and are included in accounts receivable at December 31, 2011.

(6) LIMITED LIABILITY COMPANY

Since the Company is a limited liability company, no member shall be liable for the debts, liabilities, contracts or other obligations of the Company except to the extent of any unpaid capital contributions such member has agreed to make to the Company. In addition, no manager shall be liable for the debts, liabilities, contracts or other obligations of the Company. Neither any manager nor any officer, member, employee, agent, representative or affiliate of a manager shall have any liability to the Company or any member of any loss, cost or expense suffered or incurred by the Company or any member that arises out of or relates to any action or inaction of any such person if such action or omission to act was undertaken in good faith upon a determination that such course of conduct did not constitute gross negligence or willful misconduct on the part of the person.

The duration of the Company is perpetual.

(7) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2011, the Company had net capital, as defined, of $145,724, which was $133,247 in excess of its minimum required net capital of $12,477. The Company's ratio of aggregate indebtedness to net capital was 1.28 to 1 as of December 31, 2011.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under section (k)(2)i which provides an exemption for broker-dealers who do not hold customer funds or safekeep customer securities but maintain "Special Accounts for the Exclusive Benefit of Customers." Therefore, Schedules II and III on pages 12 and 13 are not applicable.

(8) SUPPLEMENTAL CASH FLOW INFORMATION

	2011	2010
Cash paid for interest	$100	$75

(9) EMPLOYEE BENEFIT PLANS

401(k) plan

The Company has a 401(k) plan for all of its employees. The plan allows an annual discretionary Company match contribution, as well as an annual discretionary profit sharing contribution to the plan. There was no match contribution for 2011 or 2010. There were profit sharing contributions of $22,244 in 2011 and $46,607 in 2010.

(9) EMPLOYEE BENEFIT PLANS (CONTINUED)

Non-qualified deferred compensation plan

In 2005, the Company adopted a non-qualified deferred compensation plan for a select group of management and employees. At December 31, 2011, the deferred compensation contingent commitment is as follows:

Payable December 1, 2012	$111,500
	$111,500

The amounts are discretionary and are subject to the employees' continued employment with the Company through these vesting dates. During the years ended December 31, 2011 and 2010, expense of $111,500 and $11,600, respectively, was incurred under this plan.

(10) UNCERTAIN TAX POSITIONS

Management has evaluated all tax positions of the Company and has determined that any exposure is limited to certain states in which they have chosen not to file income tax returns. Although there are statutes of limitations for filing tax returns, generally they do not apply to companies that have never filed. Management believes that any amount due for income taxes, inclusive of interest and penalties, for states in which they have not filed, would not be material to the financial statements taken as a whole. As such, no amounts have been accrued for in the accompanying statements of financial condition.

(11) CONCENTRATIONS

Concentration of credit risk

The Company maintains cash at one financial institution. The money market balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2011, the uninsured balance was $40,721. Non-interest bearing checking accounts are guaranteed in full by the FDIC at December 31, 2011.

Concentration of revenue

For the year ended December 31, 2011, approximately 90% of revenue was derived from four customers. For the year ended December 31, 2010, approximately 80% of revenue was derived from three customers.

(12) SUBSEQUENT EVENTS

Management has evaluated subsequent events through the issuance of the financial statements.

SUPPLEMENTARY

FINANCIAL

INFORMATION

Schedule I

MARKS BAUGHAN SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2011

Net capital:	
Members' equity	$348,165
Less - members' equity not allowable for net capital	-0-
Members' equity qualified for net capital	348,165
Less - non-allowable assets:	
Unsecured receivables	153,964
Property and equipment	37,185
Prepaid expenses	11,292
Total non-allowable assets	202,441
Net capital	$145,724
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 87,468
Related party payable	17,698
Deferred revenue	81,986
Total aggregate indebtedness	$187,152
Computation of basic net capital requirement:	
Net capital requirement	$ 12,477
Net capital	145,724
Excess of net capital	$133,247
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$127,009
Ratio of aggregate indebtedness to net capital	1.28 to 1

MARKS BAUGHAN SECURITIES, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011

Not Applicable: The Company does not hold customer funds or safekeep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".

Schedule III

MARKS BAUGHAN SECURITIES, LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011

Not Applicable: The Company does not hold customer funds or safekeep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited amended December 31, 2011 FOCUS Part IIA filing.

Not Applicable: there are no differences between the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited amended December 31, 2011 FOCUS Part IIA filing.

The Company's unaudited amended December 31, 2011 FOCUS Part IIA filing was not the result of any audit adjustments.

Independent Auditor's Report on
Internal Control
Required by SEC Rule 17a-5

MARKS BAUGHAN SECURITIES, LLC

Year Ended December 31, 2011

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

MARKS BAUGHAN SECURITIES, LLC

Year Ended December 31, 2011

SIANA CARR O'CONNOR & LYNAM, LLP

CERTIFIED PUBLIC ACCOUNTANTS

SIANA CARR O'CONNOR & LYNAM, LLP
Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

*Phone: 610-296-4200 * Fax: 610-296-3659*
www.scolcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
Marks Baughan Securities, LLC
Conshohocken, Pennsylvania

In planning and performing our audit of the financial statements of Marks Baughan Securities, LLC (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr O'Connor & Lynam, LLP

SIANA CARR O'CONNOR & LYNAM, LLP

February 7, 2012

Independent Accountant's Report on Applying
Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

MARKS BAUGHAN SECURITIES, LLC
Year Ended December 31, 2011

Independent Accountant's Report on Applying
Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

MARKS BAUGHAN SECURITIES, LLC
Year Ended December 31, 2011

SIANA CARR O'CONNOR & LYNAM, LLP

CERTIFIED PUBLIC ACCOUNTANTS

SIANA CARR O'CONNOR & LYNAM, LLP
Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

*Phone: 610-296-4200 * Fax: 610-296-3659*
www.scolcpa.com

INDEPENDENT ACCOUNTANT'S REPORT

To the Members of
Marks Baughan Securities, LLC
Conshohocken, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Marks Baughan Securities, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements in the Company's bank statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the supporting working paper prepared by the Company noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related working paper prepared by the Company supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr O'Connor & Lynam, LLP

SIANA CARR O'CONNOR & LYNAM, LLP

February 7, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066615 FINRA DEC
MARKS BAUGHAN SECURITIES LLC 15*15
ONE TOWER BRIDGE STE 275
CONSHOHOCKEN PA 19428

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 4,257

B. Less payment made with SIPC-6 filed (exclude interest) (1,393)

7/28/11
Date Paid

C. Less prior overpayment applied (~~2,864~~)

D. Assessment balance due or (overpayment) 2,864

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,864

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,864

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Marks Baughan Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CFO / FINOP
(Title)

Dated the 1st day of FEBRUARY, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2011
and ending 12/31, 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,702,815

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 100

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 100

2d. SIPC Net Operating Revenues $ 1,702,715

2e. General Assessment @ .0025 $ 4,257

(to page 1, line 2.A.)